FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Ratner, Ronald A.	2. Issuer Name and Ticker or Trading Symbol Forest City Enterprises, Inc. FCE A/FCE B		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director X 10% Owner X Officer (give title below) Other (specify below) Executive Vice President (30)
(Last) (First) (Middle) 50 Public Square, Suit 1100	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 3/17/03
(Street) Cleveland, OH 44113		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal year (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Class B Common Stock	7/01/02		G	34,514.23	D	$35.45	411,462.77	I	See footnote(1)
Class B Common Stock	12/31/02		G	47,262.45	D	$33.72	364,200	I	See footnote(1)
Class B Common Stock	12/31/02		G	47,262.45	A		47,262.45	I	See footnote(2)
Class A Common Stock							1,750	D	See footnote(2)
Class B Common Stock	7/26/02		G	41	A	$33.775	391	D
Class B Common Stock							450	D	See footnote(3)
Class A Common Stock	7/26/02		G	190	A	$33.885	560,645	I	See footnote(1)
Class A Common Stock	12/18/02		G	6,000	D	$32.155	554,645	I	See footnote(1)
Class A Common Stock							162,147	I	See footnote(4)
Class B Common Stock							57,338	I	See footnote(5)
Class A Common Stock							52,352	I	See footnote(6)
Class A Common Stock							52,353	I	See footnote(7)
Class B Common Stock							29,961	I	See footnote(8)
Class B Common Stock							450	I	See footnote(9)
Class B Common Stock							450	I	See footnote(10)
Class B Common Stock							60,856	I	See footnote(11)
Class B Common Stock							60,857	I	See footnote(12)
Class B Common Stock							49,506	I	See footnote(13)
Class B Common Stock							49,505	I	See footnote(14)
Class B Common Stock							172,755	I	See footnote(15)
Class B Common Stock							185,175	I	See footnote(16)
Class A Common Stock							25,873	I	See footnote(17)
Class A Common Stock	12/18/02		G	6,000	A	$32.155	19,400	I	See footnote(18)
Class A Common Stock							731,145	D	See footnote(19)
Class A Common Stock							13,200	I	See footnote(20)
Class A Common Stock							13,200	I	See footnote(21)
Class A Common Stock							21,882	I	See footnote(22)
Class A Common Stock							21,798	I	See footnote(23)
Class B Common Stock							117,111	I	See footnote(24)
Class B Common Stock							117,111	I	See footnote(25)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
1996 Stock Option Grant (right to buy)	$9.583						9/10/98(26)	9/10/06	Class A Common	27,000		27,000	D
1998 Stock Option Grant (right to buy)	$19.00						3/18/00(27)	3/18/08	Class A Common	27,000		27,000	D
1999 Stock Option Grant (right to buy)	$14.917						4/08/01(28)	4/08/09	Class A Common	27,000		27,000	D
2001 Stock Option Grant (right to buy)	$28.533						3/08/03(29)	3/08/11	Class A Common	27,000		27,000	D

Explanation of Responses:

(1) The Ronald Ratner 1986 Trust Agreement, as modified (Ronald is Trustee); these shares are held by FCE Management, LP as a limited partner of RMS, Ltd. (limited partnership).
(2) Ronald Ratner 2001 Trust dated, 11/01.01.
(3) RMS, Ltd. general partnership interest.
(4) Deborah Ratner Trust - individually trust of spouse, shares held in account at McDonald Investments.
(5) Limited partnership interest in RMS, Ltd. held by son, Matthew.
(6) Ronald Ratner 1986 Family Trust for the benefit of Matthew (son) - Ronald Ratner disclaims any beneficial interest.
(7) Ronald Ratner 1986 Family Trust for the benefit of Sarah (daughter) - Ronald Ratner disclaims any beneficial interest.
(8) Max Ratner 1986 Family Trust - Ronald Ratner is a Trustee (along with his brothers), and disclaims any beneficial interest.
(9) 1989 Irrevocable Trust for the benefit of Matthew (son).
(10) 1989 Irrevocable Trust for the benefit of Sarah (daughter).
(11) Ronald Ratner 1986 Family Trust for the benefit of Matthew (son) - RMS, Ltd. - limited partnership interest - Ronald Ratner disclaims any beneficial interest.
(12) Ronald Ratner 1986 Family Trust for the benefit of Sarah (daughter) - RMS, Ltd. - limited partnership interest - Ronald Ratner disclaims any beneficial interest.
(13) Ronald Ratner 1986 Family Trust for the benefit of Matthew (son) - FCE Management, L.P., limited partnership interest - Ronald Ratner disclaims any beneficial interest.
(14) Ronald Ratner 1986 Family Trust for the benefit of Sarah (daughter)) - FCE Management, L.P., limited partnership interest - Ronald Ratner disclaims any beneficial interest.
(15) Max Ratner Grandchildren's Trust dated 12/21/1988 - for the benefit of Matthew (son) - RMS, Ltd. - limited partnership interest. - Ronald Ratner dsiclaims any beneficial interest.
(16) Max Ratner Grandchildren's Trust dated 12/21/1988 - for the benefit of Sarah (daughter) - RMS, Ltd. - limited partnership interest. - Ronald Ratner dsiclaims any beneficial interest.
(17) Deborah B. Ratner, Trustee of the Irene Meldon 1998 Irrevocable dated 12/04/1998.
(18) Ronald and Deborah Ratner Philanthropic Fund.
(19) Ronald Ratner Trust dated 7/10/1951.
(20) Max Ratner Family Trust dated 12/18/1986 for benefit of Matthew (son) - Ronald Ratner disclaims any beneficial interest.
(21) Max Ratner Family Trust dated 12/18/1986 for benefit of Sarah (daughter) - Ronald Ratner disclaims any beneficial interest.
(22) Max Ratner Remainder Interest Trust - special allocation to Ronald Ratner 1986 FamilyTrust - for the benefit of Matthew (son). Ronald Ratner disclaims any beneficial interest.
(23) Max Ratner Remainder Interest Trust - special allocation to Ronald Ratner 1986 FamilyTrust - for the benefit of Sarah (daughter). Ronald Ratner disclaims any beneficial interest.
(24) Max Ratner Family 1999 Revocable Trust - Matthew (son) beneficiary. Ronald Ratner disclaims any beneficial interest.
(25) Max Ratner Family 1999 Revocable Trust - Sarah (daughter) beneficiary. Ronald Ratner disclaims any beneficial interest.
(26) 1996 Stock Option Grant - 25% exercisable 9/10/98; 25% exercisable 9/10/99; and 50% exercisable 9/10/00.
(27) 1998 Stock Option Grant - 25% exercisable 3/18/00; 33% exercisable 3/18/01; and 42% exercisable 3/18/02.
(28) 1999 Stock Option Grant - 25% exercisable 4/08/01; 25% exercisable 4/08/02; and 50% exercsiable 4/08/03.
(29) 2001 Stock Option Grant - 25% exercisable 3/08/03; 25% exercisable 3/08/04; and 50% exercisable 3/08/05.
(30) Executive Vice President of Forest City Enterprises, Inc., General and Limited Partner of RMS, Ltd. (10% plus share holder)

By: /s/ Geralyn M. Presti Geralyn M. Presti, Attorney-in-Fact for Ronald A. Ratner **Signature of Reporting Person	3/17/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

SEC FORMS 4 & 5

POWER OF ATTORNEY

The undersigned, designated by the Board of Directors as a Section 16 Company Insider,
hereby constitutes and appoints Robert Gephart, Geralyn M. Presti and Patricia A. Comai,
with full power of substitution and resubstitution, as attorney of the undersigned, their name, place and stead, to sign and file under the Securities Exchange Act of 1934, Section 16
Reporting Forms, and any and all amendments thereto, to be filed with the Securities and
Exchange Commission pertaining to such filing, with full power and authority to do and perform any and all acts and things whatsoever required and necessary to be done in the premises, hereby ratifying and approving the act of said attorney and any such substitute.

EFFECTIVE as of October 25, 2002.

By: /s/ Ronald A. Ratner
      Ronald A. Ratner